Exhibit 23.1
CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of D.R. Horton, Inc. for the registration of an aggregate maximum of $3,000,000,000 of its debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts and units, and trust securities and to the incorporation by reference therein of our report dated November 19, 2004 (except for paragraphs three and four of Note A, as to which the date is August 8, 2005), with respect to the consolidated financial statements of D.R. Horton, Inc. for the year ended September 30, 2004, included in its Current Report (Form 8-K) dated August 11, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Fort Worth, Texas
August 8, 2005